Exhibit 99.1

MOL GLOBAL, INC.
(An exempted company incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: MOLG)

NOTICE OF ANNUAL GENERAL MEETING
To be held on July 24, 2015
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of MOL Global, Inc. (the “Company”) will be held at the Lot 07-03, Level 7, Berjaya Times Square, No. 1, Jalan Imbi, 55100 Kuala Lumpur, Malaysia on July 24, 2015 at 10:00 a.m. (Malaysia Time) for the purposes of considering and, if thought fit, passing the following resolutions:

SPECIAL RESOLUTION

1.	THAT Article 83(a) of the Company’s Articles of Association be amended by deleting the current Article 83(a) in its entirety and inserting a new Article 83(a) to be read as follows:-

1.
"83(a) Unless otherwise determined by the Company in a general meeting, the number of Directors shall be a minimum of three of whom a majority shall be Independent Directors. For so long as Shares or ADSs are listed on the Designated Stock Exchange, the Directors shall include such number of Independent Directors as applicable law, rules or regulations or the Designated Stock Exchange Rules require. Subject to the Company's compliance with director selection and nomination procedures required under the Designated Stock Exchange Rules, as long as Shares or ADSs are listed on the Designated Stock Exchange, directors shall be appointed and removed by a resolution passed by all the Directors at meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the Directors or by Ordinary Resolution."

2.	THAT Article 83(c) of the Company’s Articles of Association be deleted in its entirety with the current Article 83(d) being renumbered Article 83(c).

ORDINARY RESOLUTION

3.
Authorization of each director or officer of the Company to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

4.	Any other business.

The Board of Directors of the Company has fixed the close of business on June 19, 2015 as the record date (the “Record Date”) for determining the shareholders who are entitled to receive notice of and to vote at the AGM or any adjournment or postponement thereof.

Holders of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying shares at the AGM must act through The Bank of New York Mellon, the depositary of the Company’s ADS program.

Shareholders may obtain a copy of the Company’s annual report from the Company’s website at http://ir.mol.com, or by writing to ir@mol.com to request a physical or electronic copy.

By Order of the Board of Directors,
MOL Global, Inc.

Ganesh Kumar Bangah
Chairman
Kuala Lumpur, Malaysia
June 23, 2015

Executive Office:	Registered Office:
Lot 07-03 & 08-03, Level 7 & 8	Maples Corporate Services Limited
Berjaya Times Square, No. 1, Jalan Imbi	PO Box 309, Ugland House
55100 Kuala Lumpur	Grand Cayman KY1-1104
Malaysia	Cayman Islands

MOL GLOBAL, INC
(An exempted company incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: MOLG)

Form of Proxy for Annual General Meeting (or any adjournment thereof) to be held on July 24, 2015 at 10:00 a.m. (Malaysia Time) and at the Lot 07-03, Level 7, Berjaya Times Square, No. 1, Jalan Imbi, 55100 Kuala Lumpur, Malaysia

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of MOL Global, Inc., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$1.0 per share (the “Ordinary Shares”), to be exercised at the Annual General Meeting of the Company to be held at the Lot 07-03, Level 7, Berjaya Times Square, No. 1, Jalan Imbi, 55100 Kuala Lumpur, Malaysia on July 24, 2015 at 10:00 a.m. (Malaysia Time) (the “AGM”) for the purposes set forth in the accompanying Notice of Annual General Meeting.

Only the holders of record of the Ordinary Shares at the close of business on June 19, 2015 (the “Record Date”) are entitled to notice of and to vote at the Annual General Meeting. Each Ordinary Share shall be entitled to one vote on all matters. The quorum of the AGM is shareholders holding no less than an aggregate of one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote at the AGM.

Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and delivered to the Company’s office (to the attention of: The Company Secretary, MOL Global, Inc.) at Lot 07-03 & 08-03, Level 7 & 8, Berjaya Times Square, No. 1, Jalan Imbi, 55100 Kuala Lumpur, Malaysia as soon as possible and in any event no later than 10:00 a.m. (Malaysia Time), July 22, 2015.

MOL GLOBAL, INC.
(An exempted company incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: MOLG)
––––––

Form of Proxy for Annual General Meeting (or any adjournment thereof) to be held on July 24, 2015 at 10:00 a.m. (Malaysia Time) and at the Lot 07-03, Level 7, Berjaya Times Square, No. 1, Jalan Imbi, 55100 Kuala Lumpur, Malaysia

I/We, of	of
, being the registered
holder of	ordinary shares(Note 1) , par value US$1.0 per share, of MOL Global,
Inc. (the “Company”) hereby appoint the Chairman of the Annual General Meeting(Note 2) or
of	as my/our proxy to attend and act for me/us at the Annual
General Meeting (or at any adjournment thereof) of the Company to be held on July 24, 2015 at 10:00 a.m. (Malaysia Time) and at the Lot 07-03, Level 7, Berjaya Times Square, No. 1, Jalan Imbi, 55100 Kuala Lumpur, Malaysia and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, or on any other matter which may be considered at the annual general meeting (or any adjournment thereof) as my/our proxy thinks fit.

No.	RESOLUTIONS	FOR(Note 3)	AGAINST(Note 3)
	Special Resolutions	N/A	N/A
1.	Special Resolution No. 1 set out in the Notice of Annual General Meeting.
2.	Special Resolution No. 2 set out in the Notice of Annual General Meeting.
	Ordinary Resolution	N/A	N/A
3.	Ordinary Resolution No. 3 set out in the Notice of Annual General Meeting.

Dated	, 2015	Signature(s)(Note 4)

Notes:

1
Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2
If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3
IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.”
Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion.

4
This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.